As filed with the Securities and Exchange Commission on February 6, 2008
Registration No. 333 – 147679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	71-0675758 (I.R.S. Employer Identification No.)

914 N. Jefferson Street, Post Office Box 1237
Springdale, Arkansas 72765
(479) 756-7400
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	Joe G. Brooks
Advanced Environmental Recycling
Technologies, Inc.
914 N. Jefferson Street, Post Office Box 1237
Springdale, Arkansas 72765
(479) 756-7400
(Name, address, including zip code, and telephone number
including area code, of agent for service)

Copies to:
J. Patrick Ryan
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
300 Convent Street, Suite 1600
San Antonio, Texas 78205
(210) 281-7000
(210) 224-2035 (fax)

          Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐ ______
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☑ Accelerated filer
☐ Non-accelerated filer	☐ Smaller reporting company
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered(1)	Price per Unit(2)	Offering Price(2)	Registration Fee
Class A Common Stock, par value $0.01 per share	13,341,029	$0.83	$11,073,054	$339.95
Amount of fee paid previously				$422.00
Credit to future filing				$82.05

(1)	Includes the registration for resale of 7,881,820 shares of Class A common stock issuable upon the conversion of 788,182 shares of Series D convertible preferred stock (including 15,454.5 shares of Series D preferred stock expected to be issued by the Company as pay-in-kind dividends), 3,787,880 shares of Class A common stock issuable upon exercise of outstanding warrants, and 1,671,329 shares of Class A common stock issuable at the discretion of the Company as dividends on the Series D preferred stock (for the purposes hereof, the Company has assumed and, based upon its capital budgets, reasonably expects the issuance of such pay-in-kind dividends paid in common stock accruing through the second anniversary of issuance based on 90% of the 20 consecutive trading day volume weighted average price immediately preceding the dividend payment, assumed to be 90% of $0.83 for the purposes hereof). In the event of a stock split, stock dividend or similar transactions triggering an adjustment in the amount of Class A common stock issuable, in order to prevent dilution, then the number of shares of Class A common stock registered hereby shall be automatically adjusted to cover the additional shares of Class A common stock in accordance with Rule 416 under the Securities Act.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sales prices of the Registrant’s Class A common stock on the Nasdaq Capital Market on November 26, 2007.
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 6. 2008.
13,341,029 Shares
Advanced Environmental Recycling
Technologies, Inc.
Class A Common Stock
     This prospectus relates to the public offering of an aggregate of 13,341,029 shares of Class A common stock, par value $.01 per share, which may be offered and sold from time to time by the selling stockholders of Advanced Environmental Recycling Technologies, Inc. named in this prospectus. Of these shares, subject to certain limitations, up to 3,787,880 shares of common stock are issuable upon exercise of currently outstanding warrants up to 7,727,275 shares of common stock are issuable upon conversion of 772,727.5 currently outstanding and convertible shares of Series D convertible preferred stock, up to 154,545 shares of common stock may become issuable upon conversion of up to 15,454.5 shares of Series D preferred stock that are expected to be issued as pay-in-kind dividends upon the Series D preferred stock for the first two quarters following the initial issuance of Series D preferred stock, and up to 1,671,329 additional shares of common stock issuable at the discretion of the Company as dividends on the Series D preferred stock (for the purposes hereof, the Company has assumed and, based upon its capital budgets, reasonably expects the issuance of such pay-in-kind dividends paid in common stock accruing through the second anniversary of issuance based on 90% of the 20 consecutive trading day volume weighted average price immediately preceding the dividend payment). The selling stockholders acquired the shares of Series D preferred stock and warrants which are convertible into or exercisable for the common stock offered in this prospectus in private equity purchases or acquisitions. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares, or through any other means described in the section entitled “Plan of Distribution” beginning on page 8 of this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares of common stock offered pursuant to this prospectus. However, we will receive payments upon the exercise of any of the warrants, which are exercisable for up to 3,787,880 shares of our common stock at an exercise price of $1.38 per share.
     We have paid the expenses of preparing this prospectus and the related registration expenses.
     Our common stock is traded on the Nasdaq Capital Market (“NASDAQ”) under the symbol AERT. The closing sales price for our common stock on February 4, 2008 was $0.87 per share. Our principal office is located at 914 N. Jefferson Street, Springdale, Arkansas 72764, and our telephone number is 479.756.7400.
The common stock offered hereby involves a high degree of risk
See “Risk Factors” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is ___________________, 2008.

i

OUR BUSINESS
Summary
     Advanced Environmental Recycling Technologies, Inc. (AERT) develops, manufactures, and markets “green” composite building materials that are used in place of traditional wood or plastic products for exterior applications in building and remodeling homes and for certain other industrial or commercial building purposes. Our products are made primarily from approximately equal amounts of waste wood fiber, which has been cleaned, sized and reprocessed, and recycled polyethylene plastics. Our products have been extensively tested, and are sold by leading national companies such as the Weyerhaeuser Company, Lowe’s Companies, Inc. and Therma-Tru Corporation. Since our inception in 1989, we have sold over $527 million of products in the North American marketplace through September 30, 2007. Our composite building materials are marketed as a substitute for wood and plastic filler materials for standard door components, windowsills, brick mould, fascia board, decking and heavy industrial flooring under the trade names LifeCycle®, MoistureShield®, MoistureShield® CornerLoc®, Weyerhaeuser ChoiceDek® Premium, ChoiceDek® Premium Colors, MoistureShield® outdoor decking, and Basicstm outdoor decking. Weyerhaeuser ChoiceDek® products are available exclusively through Lowe’s Home Improvement stores. We operate manufacturing facilities in Springdale, Lowell, and Tontitown, Arkansas; and Junction, Texas. We also operate a warehouse and reload complex in Lowell, Arkansas. Operations commenced in the second quarter of 2007 at our third composite extrusion plant, which we refer to as “Springdale South”. Our customers are primarily regional and national door and window manufacturers, Weyerhaeuser — our primary decking customer — and regional building product distributors.
Products
     At AERT, “we make green look good.” Using the same basic process and recycled materials, we manufacture the following product lines:
•	Commercial and residential decking planks and accessories such as balusters and handrails (MoistureShield and Weyerhaeuser ChoiceDek),

•	Exterior door and window components,

•	Exterior housing trim (MoistureShield), and

•	Fence boards.
     The wood fiber content of our products gives them many properties similar to all-wood products, but we believe the plastic content makes our products superior to either all-wood or all-plastic alternatives because:
•	Unlike wood, our products do not require preservatives or treatment with toxic chemicals nor do they require yearly water sealing or staining.

•	Our products are less subject to thermal contraction or expansion and have greater dimensional stability than competing all-plastic products.

•	Our products are engineered for superior moisture-resistance and will not swell or expand like wood.

•	Our products can be designed and extruded through dies to a desired shape in accordance with customer specifications, which helps the customer to minimize waste.

•	Our products are less subject to rotting, cracking, warping, and splintering, insect infestation and water absorption than conventional wood materials.

•	Our products can be aesthetically enhanced to provide a wood-like or grained surface appearance.

•	When combined with our unique tie coat primer, the life of exterior paint can be greatly enhanced, thus creating a low-maintenance non-wood trim and fascia system designed to enhance and complement fiber cement siding.

•	Our products can be combined with coloring agents and/or other additives to provide different colors and aesthetics.
     AERT’s composites manufacturing process involves proprietary technologies, certain of which are patented. We also use manufacturing equipment that has been custom-built or modified to our specifications. Our composite building material became a patented product in June 1998 under U.S. Patent No. 5,759,680.

     We will continue to focus on expanding and improving our green building products, which can be certified under the national Leadership in Energy and Environmental Design (LEED®) program. AERT launched into 2007 with an aggressive customer service campaign focused on the quality and value of our products, their positive, unmatched field histories, and the fact that AERT is truly a “Green Building Company.” The LEED® Green Building System developed by the U.S. Green Building Council is the national benchmark for high performance green buildings. The LEED® for homes standard specifies environmentally preferable products, such as landscape decking made with a minimum of 25% post consumer recycled content. AERT is one of the few companies that manufacture decking products that meet or exceed the LEED® standards. Developers and builders can earn points and have their projects certified under the LEED® standards by making them more energy efficient and choosing building materials that are environmentally responsible. As a member of the United States Green Building Council, AERT proudly supports the sustainable green building practices promoted by LEED®. In fact, conservation, recycling and better resource management has been a focus of AERT’s culture since inception.
RISK FACTORS
     Our business is subject to a number of risks, including but not limited to the following:
Risks Related to Operating Our Business
We may be unable to secure an adequate quantity of quality raw materials at economical prices, which may negatively impact our ability to operate profitably.
Our products are constructed primarily from scrap wood fiber and scrap polyethylene. The markets for such scrap materials are dynamic. The global demand for these materials has increased significantly and we expect demand to continue to increase. The largest component of our raw material costs is scrap polyethylene. The price that we must pay for this material is related to demand for the material and the market prices of natural gas and petroleum, which have been rising and volatile in recent years. Our future profitability is contingent on our ability to acquire sufficient quantities of quality raw materials and to manage our raw material costs under these competitive market circumstances.
The loss of one or more of our key customers could cause a substantial reduction in our revenues and profits.
We could be materially adversely affected if we lost one or more of our large existing customers. Our principal customer for our decking material is Weyerhaeuser, which accounted for 81% and 77% of our sales in 2006 and 2005, respectively. A few large door and window construction companies have historically purchased substantially all of our industrial component products. A loss of any one of our large customers would adversely affect our sales and profitability.
If we are unable to comply with certain debt covenants, our financial position and operations could be adversely affected.
Our $27.9 million bond agreements, including $13.5 million of new bond indebtedness incurred in December 2007 for the development of a new facility in Oklahoma, contain or, upon completion of a Springdale bond refinancing in early February 2008, are expected to contain, financial covenants which include a current ratio of not less than 1.00 to 1.00, a requirement that not more than 20% of accounts payable be in excess of 75 days past the invoice date, that not more than 20% of accounts receivable be in excess of 90 days past the invoice or billing date (unless contested in good faith or written off) and a requirement that we maintain a long-term debt service coverage ratio for the preceding four quarters of at least 2.00 to 1.00 beginning with the quarter ending March 31, 2008 (or 1.50 to 1.00 through December 31, 2007) and maintain a debt-to-equity ratio of not more than 3.00 to 1.00 as of any year-end. We were not in compliance at December 31, 2006 with the current ratio covenant and a prior covenant that not more than 10% of accounts payable be in excess of 75 days past the invoice date, and were not in compliance with the current ratio covenant and a prior 2.00-to-1.00 debt service covenant as of September 30, 2007; however, the current ratio and accounts payable covenants were waived by the bondholder as of December 31, 2006 through and including December 31, 2007. The debt service covenant has not yet been waived for the quarter ended September 30, 2007, although we expect to receive such a waiver. If we do not receive a waiver of the debt service covenant for September 30, 2007, we may be required to retain a consultant to make recommendations to increase our long-term debt service coverage ratio to required levels, and to follow those recommendations.
In September 2007, the Company renewed its $15.0 million bank line of credit through June 2008. The revolving credit facility includes a 2.00 to 1.00 debt service coverage ratio, 1.00 to 1.00 current ratio, and 10% accounts payable and 20% accounts receivable aging covenants substantially similar to those under our 2003 bond agreements and customary restrictions on dividends and the incurrence of additional debt or liens, among other matters. The bank has waived any past noncompliance with those covenants in connection with the September 2007 renewal.
There is no assurance that we will be able to comply with these debt covenants in the future, or that the bondholder or bank lender will waive or modify the covenants in the future. If we are unable to comply with the covenants or obtain a waiver or modification of the covenants in the future, then the bond debt, currently in the amount of $24.7 million, or bank loan, currently in the amount of approximately $10.9 million could immediately become due and payable, the bondholder or bank lender could foreclose on the property used to secure the respective debts, and the bondholder could claim our revenues pledged as part of the bond agreement.

We could be subject to litigation with respect to our ChoiceDek deck products.
A law firm representing the owners of three ChoiceDek decks has threatened litigation against the Company regarding these decks. This same law firm has also been soliciting customer complaints regarding ChoiceDek decking and has threatened litigation on a putative class basis. No lawsuit has been filed to this point. The Company is investigating the merits of these claims. Should the Company be unable to reach a resolution of these claims and should such law firm determine that it wants to litigate this matter either on an individual or a putative class basis, the Company expects to vigorously defend itself.
If we do not effectively manage our growth, our business resources may become strained and our results of operations may be adversely affected.
We increased our sales by $10.5 million in 2006, $23.7 million in 2005, and $20.1 million in 2004. Our products have seen significant growth, and our customers have significant established expansion plans. We expect significant future growth. This growth may provide challenges to our organization and may strain our management and operations. We expect to expand our manufacturing capabilities and increase the number of our employees. Our ability to effectively manage growth depends on our success in attracting and retaining highly qualified personnel and our ability to finance and implement additional production equipment and manufacturing facilities. We may be unable to accurately predict the amount of time or resources that will be required to effectively manage any anticipated or unanticipated growth in our business. We may not be able to attract, hire and retain sufficient personnel or acquire and implement sufficient manufacturing capacity to meet our needs. If we cannot scale our business appropriately, maintain control over expenses, or otherwise adapt to anticipated and unanticipated growth, our business resources may become strained, we may not be able to deliver products in a timely manner and our results of operations may be adversely affected.
Our growth is limited by the availability of human capital resources.
Future profitable growth will require us to recruit and retain qualified associates. We compete with many larger companies in the labor market, many of whom offer more attractive compensation packages than we are able to economically provide. Although we have adopted equity compensation plans to aid in our efforts to recruit and retain qualified associates, our compensation offerings may not be as attractive as our competitors’ and the accounting treatment for such equity plans results in a reduction in our earnings.
The demand for our products is influenced by general economic conditions and may be adversely affected by general economic downturns or declines in construction activity.
Our products are sold in the home improvement and new home construction markets. These markets are subject to significant fluctuations in activity and periodic downturns, as has been the case since mid-2006, caused by general economic conditions. Natural disasters, the demand for building materials, levels of discretionary spending, consumer confidence and spending habits, interest rates, inflation, employment levels, the availability of consumer credit and numerous other factors outside of our control can adversely impact the general economic conditions. Slowdowns in the economy or construction activity may result in a reduction of the demand for our products and adversely affect our profitability.
Fire disruptions may adversely affect our ability to operate our business.
Our raw materials and manufacturing processes involve a greater than average risk of fire loss or disruption. Through the Company’s history, we have experienced several fires, some of which severely disrupted our manufacturing operations. There was an accidental fire at our Junction, Texas facility in March 2003, which caused substantial damage and temporarily shut down plant operations. Although we have increased security and increased fire protection equipment at our facilities, another major fire could occur and materially adversely affect our operations.
Our strategy of using recycled plastic and waste wood to create a competitive cost advantage involves significant risks, the occurrence of which may materially adversely affect our profitability.
Our business strategy is to provide an environmentally friendly product at a competitive price. To achieve our business objectives we must recycle plastic and process waste wood on a cost-effective basis and efficiently convert these materials into high-quality finished goods. This strategy involves significant risks, including the risks that:
•	Our profitability may be materially diminished. The intrinsic variability of our raw material sources can result in considerable reduction in our operating rates and yields, which may more than offset any savings we realize from the purchase price of the materials.

•	We may not produce a sustainable return on investment. Because our production model requires backward integration in plastic recycling operations, as well as customized solutions for material preparation, compounding and extrusion, our model is significantly more capital intensive on a per-unit-basis than the models of our typical competitors. Our plants must convert our raw materials at high rates and net yields to generate the profit margins and cash flows necessary to sustain our business.

•	We may be limited in the markets in which we can effectively compete. Successfully expanding our business beyond decking would require applying our formulation and process technology to increasingly more challenging applications, such as high-end railing systems and fencing. The greater complexity and tighter design tolerances of such profiles require a level of process control that is more stringent than the level involved in deck board production. Our raw materials and process technology may not permit us to develop new applications on a cost-effective basis.
Environmental regulation exposes us to potential liability for response costs and damages to natural resources.
We are subject to federal, state, and local environmental laws and regulations. The environmental laws and regulations applicable to our operations establish air quality standards for emissions from our manufacturing operations, govern the disposal of solid waste, and regulate wastewater and storm water discharge. As is the case with manufacturers in general, we may be held liable for response costs and damages to natural resources if a release or threat of release of hazardous materials occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties we own or operate.
Identification of certain weaknesses in our internal controls.
Our management identified two material weaknesses in our internal control over financial reporting as of December 31, 2006. Management concluded that the Company did not have an adequate process in place to assess potential impairment of fixed assets, and that the Company’s inventory costing system was not adequately documented nor were there adequate procedures for an independent review of the costing analysis to ensure completeness and accuracy of the calculated costs. In the first quarter of 2007, we initiated our plans to implement controls that we expect to eliminate the material weaknesses referred to above. There can be no assurance at this time that the actions taken to date will effectively remediate the material weaknesses.
Risks Related to Financing Our Business
We may have insufficient working capital to achieve our growth objectives.
We had working capital deficits of $2.4 million at September 30, 2007 and $3.5 million at December 31, 2006. The working capital deficits were the result of losses from operations, our decision to finance capital projects with cash generated from operations, and our need to fund rapid growth in sales.
We will likely need to raise additional capital in the future. If we need additional funding, but fail to obtain it, we may not be able to adequately develop and commercialize our products or improve or expand our operations.
We may need to raise additional outside financial resources in the future to effectively compete in the composite building materials marketplace, execute our current and future business plans and/or further develop and commercialize our current and future product offerings. Inability to raise sufficient outside capital would likely materially adversely impact our business, operations and profitability.
Our failure to maintain Nasdaq listing requirements could cause our common stock to be delisted.
On December 21, 2007, our Class A common stock closed at $0.78 and at that date had closed below $1.00 per share for thirty consecutive trading days resulting in a notice to us on that day that we had failed to satisfy the Nasdaq minimum closing bid price of $1.00 per share and could be subject to Nasdaq delisting procedures if such noncompliance is not rectified on or before June 18, 2008. If the stock price does not increase to $1.00 or more for at least 10 consecutive trading days to re-establish compliance with Nasdaq’s listing requirement during early 2008, the Company intends to seek stockholder approval for a reverse stock split to re-establish compliance. The loss of our Nasdaq listing would likely reduce trading activity in our common stock and make it more difficult for stockholders to sell their shares and the threat of such a result could have a negative or dampening effect on our trading activity until such matter is resolved. In addition, failure to maintain our Nasdaq listing could also result in a requirement to redeem all of the outstanding Series D preferred stock.
We currently have a significant number of derivative equity securities outstanding, the conversion of which could adversely impact the market price of our Class A common stock and our ability to obtain additional needed outside capital.
The conversion of a significant number of our outstanding derivative securities into Class A common stock could adversely affect the market price of the stock. At January 31, 2008, there were, in addition to the warrants and convertible preferred stock to which the common stock offered by this prospectus relates, options outstanding for 1,521,500 shares of Class A common stock at an average exercise price of $1.59 and 502,633 restricted stock awards subject to issuance without additional consideration upon satisfaction of vesting conditions. The issuance, exercise, or conversion of a material amount of such securities will result in a dilution in interest for our other security holders. The convertible securities, whether converted into stock or not, could impair our ability to obtain additional capital because of the potential for dilution. Also, the holders of such options and warrants may be expected to exercise their rights at a time when we would in all likelihood be able to obtain needed capital through a new offering of our securities on terms more favorable than those provided by the outstanding securities.
If we raise additional funding, the terms of such transactions may cause dilution to existing shareholders or contain terms that are not favorable to us.
We may seek to raise additional funding through private placements or public offerings of our equity or debt securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional indebtedness and operating restrictions that could adversely impact our ability to conduct our business. Furthermore, any new equity or debt securities may have rights, preferences and privileges senior to those of our existing equity holders.
Current covenants in our bond agreements could restrict our ability to borrow, which could impair our ability to execute our business plan.
Certain covenants in our bond agreements restrict the types and amounts of additional indebtedness that we may incur, including a requirement that, with certain exceptions, we may only incur additional indebtedness to the extent it would satisfy a debt incurrence coverage ratio of 250% of income before interest, taxes, depreciation and amortization to debt service. Those restrictions could inhibit our ability to execute our business plan, including the improvement and expansion of our operations and facilities. Additionally, our ability to secure adequate working capital to support our day-to-day operations as we grow could be limited by the covenants in our bond agreements.
Management may be in a position to control the Company.
Directors and officers of the Company currently own approximately 35.6% of the outstanding Class A common stock and stock representing approximately 43.2% of the combined voting power of the Class A and Class B common stock, including approximately 31.5% of the Class A common stock and 39.6% of the combined voting power which are owned by members of the Brooks family. Assuming the maximum number of shares offered hereby are sold, directors and officers will continue to own approximately 30.6% of the Class A common stock and 37.8% of the combined voting power, and may be in a position to control the Company.
Risks Related to Our Intellectual Property
Our proprietary rights may not adequately protect our technologies or products.
Our commercial success will depend, in part, on our ability to obtain patents and maintain adequate protection for our technologies and products. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as unpatented proprietary technology. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted.
We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the statements contained in this prospectus include forward-looking statements. These forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Some factors which may affect the accuracy of the forward-looking statements apply generally to the real estate industry, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

     The foregoing discussion contains certain estimates, predictions, projections and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, or other future performance suggested herein. Some important factors (but not necessarily all factors) that could affect the sales volumes, growth strategies, future profitability and operating results, or that otherwise could cause actual results to differ materially from those expressed in any forward-looking statement include the following:
•	market, political or other forces affecting the pricing and availability of plastics and other raw materials,
•	accidents or other unscheduled shutdowns affecting us, our suppliers’ or their customers’ plants, machinery, or equipment,
•	competition from products and services offered by other enterprises,
•	our ability to refinance short-term indebtedness,
•	state and federal environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond our control,
•	execution of planned capital projects,
•	weather conditions affecting our operations or the areas in which our products are marketed, and
•	adverse rulings, judgments, or settlements in litigation or other legal matters.
     We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
     Many of these factors are beyond our control. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus entitled “Risk Factors.”
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. All proceeds from the sale of shares of common stock will be solely for the accounts of the selling stockholders. We will, receive proceeds from the issuance of shares upon exercise of the warrants described in this prospectus, which we will use for general corporate purposes.
SELLING STOCKHOLDERS
     The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon the conversion of Series D preferred stock and the exercise of warrants to purchase shares of common stock held by the selling stockholder. In addition, this prospectus covers the resale of additional shares which may be issued to the selling stockholders in the future as pay-in-kind dividends upon the Series D preferred stock. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of Class A Common Stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership for any other person. The stockholders acquired the shares of Series D preferred stock and the warrants to which this prospectus relates from us in a private placement. In connection with the private placement, we entered into purchase agreements whereby we issued 757,576 shares of Series D preferred stock. In addition, we issued warrants to purchase an additional 3,787,879 shares of our common stock. Pursuant to the purchase agreements we executed, we agreed to file the registration statement, of which this prospectus forms a part, with the SEC covering the resale of the offered shares.

     We are registering the shares to permit the stockholders and their pledgees, donees, transferees and other successors-in-interest that receive such shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:
•	the name of the selling stockholders,

•	the number and percent of shares of our common stock that the stockholders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the stockholders under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by the stockholders after the offering of the shares (assuming all of the offered resale shares are sold by the stockholders).
     The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each stockholder may offer under this prospectus that may be acquired by such selling stockholder upon conversion of Series D preferred stock or upon exercise of the warrants currently held by such selling stockholder, including certain additional shares of common stock specified in the footnotes for each such selling stockholder (including shares of common stock underlying additional shares of Series D preferred stock ) which may be issued to them in the future in the discretion of the Company as pay-in-kind dividends and which may also be resold pursuant to this prospectus. We do not know how long the stockholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the stockholders regarding the sale of any of the resale shares, except that under certain circumstances, none of the selling stockholders are entitled to hold common stock and exercisable securities to the extent that the selling stockholder would beneficially own more than 4.99% of our total outstanding common stock. Therefore, the number of shares listed and which a selling stockholder may sell in connection with this prospectus may exceed the number of shares such selling stockholder may be deemed to beneficially own as determined under Section 13(d) of the Exchange Act. We have had no relationship with any of the selling stockholders, except in connection with the private placement as set forth herein. The shares offered by this prospectus may be offered from time to time by the stockholders listed below.
     This table is prepared solely based on information supplied to us by the listed stockholders and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 46,302,941 shares of our Class A Common Stock issued and outstanding on January 31, 2008, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned		Number of		Shares Beneficially Owned
	Prior to Offering		Shares Being		After Offering(1)
Stockholders	Number	Percent	Offered		Number	Percent

Pierce Diversified Strategy Master Fund LLC, Ena	113,625	* %	133,397	(2)	—	—
Enable Opportunity Partners LP	227,280	* %	266,829	(3)	—	—
Enable Growth Partners LP	1,931,820	3.35%	2,267,977	(4)	—	—
The Quercus Trust	2,310,517	4.99%	5,336,404	(5)	—	—
Fort Mason Master, LP	2,310,517	4.99%	5,011,426	(6)	—	—
Fort Mason Partners, LP	2,310,517	4.99%	324,996	(7)	—	—

*	Less than 1%

(1)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(2)	The number of shares offered by the selling stockholder is comprised of (A) 78,810 shares issuable upon conversion of 7,881.0 shares of Series D preferred stock held by the selling stockholder (or to be held, giving effect to (i) the payment of one additional quarterly dividend of 154.5 shares of Series D preferred stock (and the underlying 1,545 shares of common stock issuable upon conversion of such preferred stock) and (ii) the payment of the six succeeding quarterly dividends payable in common stock aggregating 16,712 shares of common stock and (B) 37,875 shares issuable upon exercise of warrants held by the selling stockholder. Enable Capital Management, LLC is the manager of Pierce Diversified Strategy Master

Fund LLC, Ena, and Mitch Levine is the managing member of Enable Capital Management, LLC, which in turn is the general partner of Enable Opportunity Partners LP and of Enable Growth Partners LP, and in such capacities Mr. Levine exercises sole voting and investment authority with respect to the shares beneficially owned by each such selling stockholder. Enable Capital Management, LLC and Mr. Levine each disclaim beneficial ownership of shares beneficially owned by the selling stockholders, except to the extent of its or his pecuniary interest therein, if any, and Pierce Diversified Strategy Master Fund LLC, Ena, Enable Opportunity Partners, LP and Enable Growth Partners LP each disclaim beneficial ownership of the shares beneficially owned by the others.

(3)	The number of shares offered by the selling stockholder is comprised of (A) 157,641 shares issuable upon conversion of 15,764.1 shares of Series D preferred stock held by the selling stockholder (or to be held, giving effect to (i) the payment of one additional quarterly dividend of 309.1 shares of Series D preferred stock (and the underlying 3,091 shares of common stock issuable upon conversion of such preferred stock) and (ii) the payment of the six succeeding quarterly dividends aggregating 33,428 shares of common stock and (B) 75,760 shares issuable upon exercise of warrants held by the selling stockholder. Enable Capital Management, LLC is the manager of Pierce Diversified Strategy Master Fund LLC, Ena, and Mitch Levine is the managing member of Enable Capital Management, LLC, which is in turn the general partner of Enable Opportunity Partners LP and of Enable Growth Partners LP, and in such capacities Mr. Levine exercises sole voting and investment authority with respect to the shares beneficially owned by each such selling stockholder. Enable Capital Management, LLC and Mr. Levine each disclaim beneficial ownership of shares beneficially owned by the selling stockholders, except to the extent of its or his pecuniary interest therein, if any, and Pierce Diversified Strategy Master Fund LLC, Ena, Enable Opportunity Partners, LP and Enable Growth Partners LP each disclaim beneficial ownership of the shares beneficially owned by the others.

(4)	The number of shares offered by the selling stockholder is comprised of (A) 1,339,911 shares issuable upon conversion of 133,991.1 shares of Series D preferred stock held by the selling stockholder (or to be held, giving effect to (i) the payment of one additional quarterly dividend of 2,627.3 shares of Series D preferred stock (and the underlying 26,273 shares of common stock issuable upon conversion of such preferred stock) and (ii) the payment of the six following quarterly dividends aggregating 284,126 shares of common stock and (B) 643,940 shares issuable upon exercise of warrants held by the selling stockholder. Enable Capital Management, LLC is the manager of Pierce Diversified Strategy Master Fund LLC, Ena, and Mitch Levine is the managing member of Enable Capital Management, LLC, which in turn is the general partner of Enable Opportunity Partners LP and of Enable Growth Partners LP, and in such capacities Mr. Levine exercise sole voting and investment authority with respect to the shares beneficially owned by each such selling stockholder. Enable Capital Management, LLC and Mr. Levine each disclaim beneficial ownership of shares beneficially owned by the selling stockholders, except to the extent of its or his pecuniary interest therein, if any, and Pierce Diversified Strategy Master Fund LLC, Ena, Enable Opportunity Partners, LP and Enable Growth Partners LP each disclaim beneficial ownership of the shares beneficially owned by the others.

(5)	The number of shares offered by the selling stockholder is comprised of (A) 3,152,724 shares issuable upon conversion of 315,272.4 shares of Series D preferred stock held by the selling stockholder (or to be held, giving effect to (i) the payment of one additional quarterly dividend of 6,181.8 shares of Series D preferred stock (and the underlying 61,818 shares of common stock issuable upon conversion of such preferred stock) and (ii) the payment of the six succeeding quarterly dividends aggregating 668,530 shares of common stock and (B) 1,515,150 shares issuable upon exercise of warrants held by the selling stockholder. The terms of the Series D preferred stock and the warrants held by this selling stockholder provide that the selling stockholder may not convert shares of Series D preferred stock, or exercise warrants, if, after giving effect to such conversion or exercise, the selling stockholder, together with its affiliates, would beneficially own more than 4.99% of the outstanding shares of our common stock. The Shares Beneficially Owned Prior to Offering column in the table reflects the application of this limitation based on the number of shares of our common stock issued and outstanding as of January 31, 2008. The Number of Shares Being Offered column and the preceding information in this footnote indicate the total number of shares beneficially owned without giving effect to this limitation. The foregoing beneficial ownership limitation may be waived by such selling stockholder, at its election, upon not less than 61 days’ prior notice to us. David Gelbaum and Monica Chavez Gelbaum are the trustees of Quercus Trust and in such capacity exercise voting and investment authority with respect to the shares beneficially owned by such selling stockholder. Mr. Gelbaum and Ms. Gelbaum disclaim beneficial ownership of shares beneficially owned by the selling stockholder, except to the extent of his or her respective pecuniary interest therein.

(6)	The number of shares offered by the selling stockholder is comprised of (A) 2,960,728 shares issuable upon conversion of 296,072.8 shares of Series D preferred stock held by the selling stockholder (or to be held, giving effect to (i) the payment of one additional quarterly dividend of 5,805.3 shares of Series D preferred stock (and the underlying 58,053 shares of common stock issuable upon conversion of such preferred stock) and (ii) the payment of the six succeeding quarterly dividends aggregating 627,818 shares of common stock and (B) 1,422,880 shares issuable upon exercise of warrants held by the selling stockholders. The terms of the Series D preferred stock and the warrants held by this selling stockholder provide that the selling stockholder may not convert shares of Series D preferred stock, or exercise warrants, if, after giving effect to such conversion or exercise, the selling stockholder, together with its affiliates, would beneficially own more than 4.99% of the outstanding shares of our common stock. The Shares Beneficially Owned Prior to Offering column in the table reflects the attribution for beneficial ownership purposes of shares owned by both such stockholder and its affiliate Fort Mason Partners, LP and the application of the foregoing beneficial ownership limitation based on the number of shares of our common stock issued and outstanding as of January 31 , 2008. The Number of Shares Being Offered column and the preceding information in this footnote indicate the total number of shares beneficially owned without giving effect to this limitation. The foregoing beneficial ownership limitation may be waived by such selling stockholder, at its election, upon not less than 61 days’ prior notice to us. Fort Mason Capital, LLC is the general partner of Fort Mason Master, LP and of Fort Mason Partners, LP and Daniel German is the sole managing member of Fort Mason Capital, LLC and, in such capacities, Fort Mason Capital, LLC and Mr. German exercise sole voting and investment authority with respect to the shares beneficially owned by each such selling stockholder. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of the shares beneficially owned by the selling stockholder, except to the extent of its or his pecuniary interest therein, if any, and Fort Mason Master, LP and Fort Mason Partners, LP each disclaim beneficial ownership of the shares beneficially owned by the other.

(7)	The number of shares offered by the selling stockholder is comprised of (A) 192,006 shares issuable upon conversion of 19,200.6 shares of Series D preferred stock held by the selling stockholder (or to be held, giving effect to (i) the payment of one additional quarterly dividend of 376.5 shares of Series D preferred stock (and the underlying 3,765 shares of common stock issuable upon conversion of such preferred stock) and (ii) the payment of the six succeeding quarterly dividends aggregating 40,715 shares of common stock and (B) 92,275 shares issuable upon exercise of warrants held by the selling stockholders. The terms of the Series D preferred stock and the warrants held by this selling stockholder provide that the selling stockholder may not convert shares of Series D preferred stock, or exercise warrants, if, after giving effect to such conversion or exercise, the selling stockholder, together with its affiliates, would beneficially own more than 4.99% of the outstanding shares of our common stock. The Shares Beneficially Owned Prior to Offering column in the table reflects the attribution for beneficial ownership purposes of shares owned by both such stockholder and its affiliate Fort Mason Master, LP and the application of the foregoing beneficial ownership limitation based on the number of shares of our common stock issued and outstanding as of January 31, 2008. The Number of Shares Being Offered column and the preceding information in this footnote indicate the total number of shares beneficially owned without giving effect to this information. The foregoing beneficial ownership limitation may be waived by such selling stockholder, at its election, upon not less than 61 days’ prior notice to us. Fort Mason Capital, LLC is the general partner of Fort Mason Master, LP and of Fort Mason Partners, LP and Daniel German is the sole managing member of Fort Mason Capital, LLC and, in such capacities, Fort Mason Capital LLC and Mr. German exercise sole voting and investment authority with respect to the shares beneficially owned by each such selling stockholder. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of the shares beneficially owned by the selling stockholder, except to the extent of its or his pecuniary interest therein, if any, and Fort Mason Master, LP and Fort Mason Partners,LP each disclaim beneficial ownership of the shares beneficially owned by the other.

DESCRIPTION OF SECURITIES
     Our authorized capital stock consists of 75,000,000 shares of Class A common stock, $.01 par value, 7,500,000 shares of Class B common stock, $.01 par value, and 5,000,000 shares of preferred stock, $1.00 par value.
     Description Of Class A Common Stock. The holders of shares of Class A common stock are entitled to receive dividends out of legally available funds when and in such amounts as the board of directors may from time to time determine. Each share of Class A common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders. Upon liquidation or dissolution, holders of Class A common stock are entitled to share equally with holders of Class B common stock in our assets legally available for distribution to stockholders after satisfaction of claims of creditors and liquidation preferences of preferred stock. Shares of Class A common stock are not redeemable and have no preemptive, conversion or cumulative voting rights. American Stock Transfer & Trust Company serves as transfer agent for our Class A common stock.
     Description Of Class B Common Stock. Each share of our Class B common stock will convert at any time at the option of the holder into one share of our Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon its sale or transfer to any person other than another holder of Class B common stock, and upon the death of the holder if not transferred by request or inheritance to another holder of our Class B common stock. The Class B common stock is identical in all other respects to our Class A common stock except that on every matter submitted to a vote of our stockholders each share of Class A common stock entitles the registered holder to one vote, while each share of Class B common stock entitles the registered holder to five votes. Upon liquidation or dissolution, holders of Class B common stock are entitled to share equally with holders of Class A common stock in our assets legally available for distribution to stockholders after satisfaction of any claims of creditors and liquidation preferences of preferred stock. Shares of Class B common stock are not redeemable and have no preemptive, conversion or cumulative voting rights. The holders of Class B common stock have entered into a right of first refusal agreement among themselves granting such stockholders a right to purchase Class B common stock on a proportionate basis from any Class B stockholder desiring to sell such shares.
     Description Of Preferred Stock. All previously outstanding shares of Series A, B and C Preferred Stock have now been converted to Class A common stock or otherwise repurchased or retired.
     On October 29, 2007, the Company sold for $10 million cash (i) an aggregate 757,576 shares of a newly established Series D Convertible Preferred Stock , convertible initially at a conversion price of $1.32, and (ii) accompanying five-year warrants to acquire an aggregate of 3,787,880 shares of common stock at an initial exercise price of $1.38.
     The Series D preferred stock has an 8% cumulative dividend rate. For the first two quarters following the closing, the Company may pay dividends in additional shares of Series D preferred stock, and intends to do so. Beginning in the third quarter following the closing, dividends may be paid in either cash or in shares of common stock, at the option of the Company. Upon any liquidation, dissolution or winding up of the Company, the holders of the Series D preferred stock are entitled to receive a liquidation preference equal to two times the original purchase price plus all accrued but unpaid dividends. In addition to separate protective voting rights as to certain customary matters, the holders of the Series D preferred stock will be entitled to vote on an as-converted basis together with the holders of the Company’s common stock on all other matters submitted to a vote of the Company’s stockholders, with a number of votes equal to the lesser of (i) the number of shares of common stock into which the Series D preferred stock could then be converted and (ii) the number of shares of common stock into which the Series D preferred stock would be convertible if the conversion price on the record date for the vote or consent of stockholders is deemed to be $1.2725.
     Beginning 18 months after closing, the Company may cause a mandatory conversion of the Series D preferred stock if there is a currently effective resale registration statement and the closing price of the Company’s common stock for the preceding 20-trading day period has been at least 200% of the conversion price and the average daily trading volume for such period has been at least 100,000 shares.
     The preferred shares are subject to a full ratchet anti-dilution adjustment during the initial two-year period following closing in the event, with certain customary exceptions, that the Company issues additional equity securities at a lower per share price, and thereafter are subject to a weighted average anti-dilution adjustment in such circumstances.

     The Company intends to seek before July 2008 such stockholder approval as may be required under NASDAQ Capital Market rules for the issuance of underlying common shares upon conversion or exercise, to the extent any such anti-dilution adjustments could cause the issuance of in excess of 19.99% of the currently outstanding number of shares of the Company’s common stock at a price below the prevailing price on the date of original issuance. The Company has undertaken not to make any issuances of securities that would cause an anti-dilution adjustment to the Series D preferred stock or warrants unless such stockholder approval has been first obtained. The preferred share designation and the warrants contain a “blocker” provision prohibiting the conversion of the preferred shares or the exercise of the warrants if as a result an investor or its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding common stock. The “blocker” provision may be waived by the investor upon 61 days prior written notice.
     In the event of certain mergers, consolidations or other business combinations to which the Company is a party, the holders of the Series D preferred stock will be entitled at their option to have such preferred stock redeemed at 100% of its stated value plus accrued dividends. In the event of certain specified “triggering events” such as a lapse of the registration statement, suspension of its listing, deregistration under the Exchange Act, completion of a going private transaction, failure to comply with certain conversion procedures and timing, or breaches of the Company’s representations , covenants and other obligations to the investors, the holders of the Series D preferred stock will be entitled at their option to have such preferred stock redeemed at 120% of the stated value plus accrued dividends. In the event holders elect such a redemption in the case of a major transaction or triggering event, the Company has the option to make the redemption payment in either cash or stock, valued at the lesser of the conversion price or the then-current 30-day volume-weighted average price of the common stock. Also in the event of such a merger, consolidation or business combination, the Company will have the option to redeem the Series D preferred stock at an amount equal to the liquidation preference plus any accrued and unpaid dividends and liquidated damages, if any.
     The investors were granted a right of first offer during the 12 months following closing with respect to any proposed issuance by the Company, with certain customary exceptions, of common stock or other debt or equity securities convertible, exercisable or exchangeable for the Company’s common stock. The Company agreed not to issue variable-priced equity or variable-priced equity linked securities while the Series D preferred stock remains outstanding.
     Warrants. In connection with the issuance of the Series D preferred stock, on October 29, 2007, the Company also issued warrants to acquire an aggregate of 3,787,880 shares of common stock at an initial exercise price of $1.38 per share. The warrants are exercisable, in whole or in part, upon payment of the exercise price in cash or, at the holder’s election, by a cashless exercise pursuant to which the holder will receive shares of common stock with an aggregate value equal to the aggregate difference between the current market value of the shares underlying the warrants being exercised and the aggregate exercise price of such warrants. The warrants may be exercised at any time, in whole or in part, prior to the close of business on October 29, 2012; provided, however, the preferred share designation and the warrants contain a“blocker” provision prohibiting the conversion of the preferred shares or the exercise of the warrants if as a result an investor or its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding common stock. The “blocker” provision may be waived by the investor upon 61 days prior written notice.
     The warrants are subject to a full ratchet anti-dilution adjustment during the initial two-year period following closing in the event, with certain customary exceptions, that the Company issues additional equity securities at a lower per share price, and thereafter are subject to a weighted average anti-dilution adjustment in such circumstances.
PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission,

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•	a combination of any of these methods of sale, and

•	any other method permitted pursuant to applicable law.
     The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.
     The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.
     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.
     If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.
     The selling stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.
     If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling stockholders will sell all or any portion of the shares offered under this prospectus.
     We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.
     We and the selling stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS
     Akin Gump Strauss Hauer & Feld, LLP, San Antonio, TX, has provided us an opinion relating to the validity of the Class A common stock offered by this prospectus.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over the financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of Tullius Taylor Sartain & Sartain LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.
     We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007,

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007,

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007,

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended by Form 10-K/As filed on April 13, 2007 and April 30, 2007

•	our definitive Proxy Statement for our Annual Meeting of Stockholders to be held on July 19, 2007,

•	our Current Report on Form 8-K filed on June 1, 2007,

•	our Current Report on Form 8-K filed on June 13, 2007,

•	our Current Report on Form 8-K filed on August 2, 2007,

•	our Current Report on Form 8-K filed on November 1, 2007,

•	our Current Report on Form 8-K filed on December 21, 2007,

•	our Current Report on Form 8-K filed on December 28, 2007, and

•	the description of our capital stock contained in our registration statement on Form S-1 initially filed with the SEC on August 24, 1989.

     The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:
Joe G. Brooks, Chairman of the Board
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street
Springdale, Arkansas 72764
(501) 756-7400

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The expenses payable in connection with the sale of the Class A Common Stock offered in this registration statement are as follows:

Securities and Exchange Commission registration fee	$339.95

Legal fees and expenses	$35,000
Accounting fees and expenses	3,000.00
Miscellaneous	1,000.00

Total	$39,339.95

     All expenses are estimated except for the SEC registration fee.
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Section 145 of the Delaware General Corporation Law permits the Registrant to indemnify directors, officers, employees or agents against judgments, fines, amounts paid in settlement, and reasonable costs, expenses and counsel fees paid or incurred in connection with any proceeding, other than an action by or in the right of the Registrant, to which such director, officer or employee or his legal representative may be a party, provided such director, officer or employee shall have acted in good faith and shall have reasonably believed (a) in the case of a civil proceeding, that his conduct was in or not opposed to the best interests of the Registrant, or (b) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the Registrant against a director, officer, employee or agent, the Registrant has the power to indemnify such director, officer, employee or agent for reasonable expenses incurred in connection with such suit (a) if such person acted in good faith and in a manner not opposed to the best interest of the Registrant, and (b) if found liable to the Registrant, only if ordered by a court of law. Section 145 provides that such section is not exclusive of any other indemnification rights granted by the Registrant to directors, officers, employees or agents.
     The Certificate of Incorporation of the Registrant provides for mandatory indemnification of directors, officers and employees to the fullest extent permitted by Section 145, unless the Registrant proves that the person seeking indemnification did not meet the standard set forth above. The Certificate permits the Registrant to indemnify agents to the extent authorized from time to time by the Board of Directors. The right to indemnification is a contract right and includes the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of our final disposition, provided that the indemnitee undertakes to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified for such expenses.
     The Certificate of Incorporation of the Registrant also contains a provision eliminating the liability of a director to the Registrant or our stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (a) breach of the director’s duty of loyalty to the Corporation or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payment of a dividend or unlawful stock purchase or redemption, or (d) any transaction from which the director derived an improper personal benefit.
     Inasmuch as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company as set forth in the foregoing provisions, or otherwise, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
Number	Exhibit

3.1(1)	Certificate of Incorporation, including Certificates of Amendment filed June 12, 1989 and August 22, 1989

3.2(2)	Certificate of Amendment to Certificate of Incorporation filed October 12, 1999

3.3(3)	Certificate of Designation for Series D Preferred Stock

3.4(1)	Amended and Restated Bylaws

4.1(1)	Specimen Stock Certificate

4.2(3)	Form of Warrant between registrant and purchasers named therein dated October 29, 2007

5.1(4)	Opinion of Akin Gump Strauss Hauer & Feld, LLP

10.1(3)	Series D Preferred Stock Purchase Agreement by and among Advanced Environmental Recycling Technologies, Inc. and the purchasers set forth on the signature pages thereto.

10.2(3)	Registration Rights Agreement

23.1*	Consent of Tullius Taylor Sartain & Sartain LLP

23.1(4)	Consent of Akin Gump Strauss Hauer & Feld, LLP (contained in Exhibit 5.1)

24.1(4)	Power of Attorney (see signature page to this Registration Statement on Form S-3.)

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1, as amended, filed with the Commission on June 28, 1989(No. 33-29595).

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form S-3, as amended, filed with the Commission on December 29, 1999 (No. 333-93763).

(3)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 1, 2007

(4)	Filed previously on November 28, 2007 as an exhibit to this Registration Statement on Form S-3 (No. 333-147679).

ITEM 17. UNDERTAKINGS.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Springdale, State of Arkansas, on February 6, 2008.
ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Registrant)

/s/ JOE G. BROOKS
JOE G. BROOKS
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Joe G. Brooks Joe G. Brooks	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 6, 2008

/s/ Stephen W. Brooks Stephen W. Brooks	Vice-Chairman of the Board and Chief Operating Officer	February 6, 2008

/s/ Robert. A. Thayer Robert. A. Thayer	Chief Financial Officer (Principal Financial Officer)	February 6, 2008

/s/ Eric Barnes Eric Barnes	Controller and Chief Accounting Officer (Principal Accounting Officer)	February 6, 2008

*/s/ Sal Miwa Sal Miwa	Director	February 6, 2008

*/s/ Marjorie S. Brooks Marjorie S. Brooks	Secretary, treasurer and director	February 6, 2008

*/s/ Jerry B. Burkett Jerry B. Burkett	Director	February 6, 2008

*/s/ Michael M. Tull Michael M. Tull	Director	February 6, 2008

*/s/ Melinda Davis Melinda Davis	Director	February 6, 2008

*/s/ Jim Robason Jim Robason	Director	February 6, 2008

*/s/ Edward P. Carda Edward P. Carda	Director	February 6, 2008

*/s/ Tim W. Kizer Tim W. Kizer	Director	February 6, 2008

*/s/ Peter S. Lau Peter S. Lau	Director	February 6, 2008

*By:	/s/ Joe G. Brooks
Joe G. Brooks, Attorney-in-Fact

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